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                           June 21, 2023

       Samuel Gloor
       Chief Executive Officer and Chief Financial Officer
       BYTE Acquisition Corp.
       445 Park Avenue, 9th Floor
       New York, NY 10022

                                                        Re: BYTE Acquisition
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-40222

       Dear Samuel Gloor:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note disclosure in your Form Form 14A filed on February 27, 2023 indicating that your sponsor is a
non-U.S. person and the potential risks of your initial business combination being
subject to a review by the Committee on Foreign Investment in the
                                                        United States. Please
include corresponding disclosure in future periodic reports.
 Samuel Gloor
FirstName  LastNameSamuel Gloor
BYTE Acquisition  Corp.
Comapany
June       NameBYTE Acquisition Corp.
     21, 2023
June 21,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff
Accountant, at 202-551-3388 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation